SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 15)*

                         KETEMA, INC.
                        (Name of Issuer)

                   Common Stock, $1.00 par value
                 (Title of Class of Securities)

                          492653100
                         (CUSIP Number)

                       David P. Steinmann
                            Secretary
              American Securities Partners GP Corp.
                      122 East 42nd Street
                    New York, New York  10168
                         (212) 476-8000
                   ___________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         June 21, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





          This Amendment No. 15 amends the Schedule 13D dated February 22, 1989, as heretofore amended (the "Schedule 13D"), filed by American Securities Partners, L.P. on behalf of the Reporting Persons identified in Amendment No. 14 thereto in respect of the Common Stock, par value $1.00 per share, of Ketema, Inc., a Delaware corporation. Terms defined in the
Schedule 13D as heretofore amended are used herein with such defined meanings.

          This Amendment is being filed primarily to report
(i) the execution of a definitive merger agreement among Ketema, KTM Holdings and KTM Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of KTM Holdings ("KTM Acquisition"), and (ii) an amendment to the financing commitment relating to the merger transaction referred to in Item 4 (Purpose of Transaction) of the Schedule 13D.

Item 3.   Source and Amount of Funds and Other Consideration.

          Item 3 of the Schedule 13D as last amended is hereby further amended by adding thereto the following information:

          On June 21, 1994, KTM Holdings received and accepted an amendment to the written commitment from Chase, increasing Chase's commitment to $50 million in financing which, together with Ketema's available cash and marketable securities, would be used to refinance Ketema's outstanding $45 million principal amount of Senior Notes held by certain institutional investors and to fund the Merger Consideration (as defined below in Item
4), related fees and expenses and ongoing working capital needs.

A copy of the amendment to the commitment letter from Chase (and the Senior Facilities Term Sheet referred to therein) is attached hereto as Exhibit (4) and incorporated herein in its entirety by reference.

Item 4.   Purpose of the Transaction.

          Item 4 of the Schedule 13D as last amended is hereby further amended by adding thereto the following information:

          On June 21, 1994, KTM Holdings, Ketema and KTM Acquisition entered into an Agreement and Plan of Merger (the "Merger Agreement") relating to the merger previously proposed by the Reporting Persons. Under the terms of the Merger Agreement, the Merger Consideration has been increased to $15.00 per share payable in cash. Pursuant to the terms of the Merger Agreement, KTM Acquisition will be merged with and into Ketema and each stockholder of Ketema other than the Reporting Persons
will receive the Merger Consideration.   The foregoing summary
of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement attached hereto as Exhibit (5) and incorporated herein in its entirety by reference.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with respect to Securities of the Issuer.

          Item 6 of the Schedule 13D as last amended is hereby further amended by adding thereto the following information:

          The information contained in Item 4 of this Amendment
No. 15 to the Schedule 13D is incorporated herein in its entirety by reference.


Item 7.   Material to be filed as Exhibits.

          Item 7 of the Schedule 13D as last amended is hereby further amended by adding thereto the following:

          Exhibit (4) -  Letter, dated June 21, 1994, from The
                         Chase Manhattan Bank, N.A. to KTM
                         Holdings Corp. amending the commitment
                         letter, dated May 5, 1994, and the
                         Senior Facilities Term Sheet annexed
                         thereto.

          Exhibit (5) -  Agreement and Plan of Merger, dated as
                         of June 21, 1994, among Ketema, Inc.,
                         KTM Holdings Corp. and KTM Acquisition
                         Corp.

                            SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                        AMERICAN SECURITIES PARTNERS, L.P.,
                        in its capacity as agent for the
                        Reporting Persons

                        By: AMERICAN SECURITIES PARTNERS
                             GP CORP., its general partner


                             By: /s/ David P. Steinmann
                                David P. Steinmann, Secretary